REGISTRATION WITHDRAWAL REQUEST


                 Chocolate Candy Creations, Inc.
                 130 Shore Road, Suite 238
                 Port Washington, New York  11050


April 22, 2009


Via Edgar


Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Re:    Chocolate Candy Creations, Inc.
       Amendment to Registration Statement on Form S-1/A
       Filed April 9, 2009
       File No. 333-150306

Dear Mr. Schwall:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Chocolate Candy Creations, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Amendment (the "Amendment") to its Form S-1 Registration Statement, Commission File No. 333-150306 (the "Registration Statement"). The Amendment was filed with the Securities and Exchange Commission (the "Commission") on April 9, 2009 in error. The Registrant intended to file a Post Effective Amendment ("PE Amendment") No. 1 to the Registration Statement, which it did later on April 9, 2009.

     The Registrant hereby confirms that the Amendment was not declared effective by the Commission, and no securities have been sold pursuant to the Amendment. Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Amendment as soon as possible. The Registrant is not seeking withdrawal of the Registration Statement or the PE Amendment.

     If you have any questions regarding this application for withdrawal, please contact our counsel, David Selengut at (212) 370-1300.

                                          Sincerely,


                                       /s/ Alyssa Cohen
                                       ___________________________________
                                           Alyssa Cohen
                                           President
                                           Chocolate Candy Creations, Inc.


cc:   Doug Brown, Securities and Exchange Commission
      David Selengut, Ellenoff Grossman Schole LLP